UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)


                            FNB Corp.
                         (Name of Issuer)


             Common Stock, Par Value $2.50 Per Share
                  (Title of Class of Securities)

                           302520 10 1
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302520 10 1                                SCHEDULE 13G

1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   R. Reynolds Neely, Jr.
   ###-##-####

2) Check the Appropriate Box if a Member of a Group

   Not Applicable

3) SEC Use Only

4) Citizenship or Place of Organization

   United States

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

             7,645 shares

          6) Shared Voting Power

             87,368 shares

          7) Sole Dispositive Power

             7,645 shares

          8) Shared Dispositive Power

             87,368 shares

     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person

        95,013 shares

    10) Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

    11) Percent of Class Represented by Amount in Row 9

        5.3 percent

    12) Type of Reporting Person

        IN

Item 1(a).     Name of Issuer:

                    FNB Corp.

      (b).     Address of Issuer's Principal Executive Offices:

                    101 Sunset Avenue
                    Asheboro, North Carolina 27203

Item 2(a).     Name of Person Filing:

                    R. Reynolds Neely, Jr.

      (b).     Address of Principal Business Office, or, if none,
               Residence:

                    146 North Church Street
                    Asheboro, North Carolina 27203

      (c).     Citizenship:

                    United States

      (d).     Title of Class of Securities:

                    Common Stock, Par Value $2.50 Per Share

      (e).     CUSIP Number:

                    302520 10 1

Item 3.       Type of Filing:

                    Not Applicable.

Item 4.       Ownership (at December 31, 1995):

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a)  Amount Beneficially Owned:

                   95,013 shares, or which 7,645 shares are owned directly, 636 shares are owned by Mr. Neely's wife, 8,164 shares are owned by Mr. Neely's children and of which 78,568 shares are owned by Mr. Neely's mother, Stella H. Neely.
                   Mr. Neely shares voting and dispositive
                   control with his sister, Melody Neely Jackson, over the 78,568 shares held by his mother pursuant to a revocable power of attorney.
                   Mr. Neely denies beneficial ownership of the shares held by his wife and children.

              (b)  Percent of Class:

                   5.3 percent

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote

                       7,645 shares

                  (ii) shared power to vote or to direct the vote

                       87,368 shares

                 (iii) sole power to dispose or to direct the
                       disposition of

                       7,645 shares

                  (iv) shared power to dispose or to direct the
                       disposition of

                       87,368 shares

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

            Stella H. Neely has the right to the receipt of dividends payable on the 78,568 shares over which

            Mr. Neely and his sister have control as described in Item 4 (a).

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                              /S/ R. Reynolds Neely, Jr.
                              R. Reynolds Neely, Jr.


Date: February 9, 1996